SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 15, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated June 15, 2009 regarding “Ericsson refinances part of its debt with a EUR bond issue”

PRESS RELEASE	June 15, 2009

Ericsson refinances part of its debt with a EUR bond issue

Ericsson (NASDAQ:ERIC) has successfully issued a EUR bond under its EMTN program.

Ericsson has launched a Euro denominated 600 million four-year bond issue with fixed coupon rate of 5.0%. Ericsson intends to use the proceeds of the offering for refinancing of bonds maturing within the current and next year and for general corporate purposes. The bond issue will lengthen Ericsson’s average debt maturity profile and provide a more efficient capital structure.

The mandated joint lead managers for the EUR bond are BNP Paribas, Calyon and Deutsche Bank. Ericsson last accessed the Eurobond market in 2007.

Notes to editors:

More information on Ericsson’s debt structure is found on

www.ericsson.com/ericsson/investors/bondholder/index.shtml

Ericsson’s multimedia content is available at www.ericsson.com/broadcast room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 1 billion subscribers and has a leading position in managed services. The company’s portfolio comprises of mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of “to be the prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 75,000 employees generated revenue of SEK 209 billion (USD 32.2 billion) in 2008. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.ericsson.mobi

www.twitter.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on June 15, 2009, at 6.00pm CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: June 15, 2009